Exhibit 4.4.5

FOURTH AMENDMENT TO

THE PFPC INC. RETIREMENT SAVINGS PLAN

WHEREAS, The PNC Financial Services Group, Inc. (“PNC”) sponsors the PFPC Inc. Retirement Savings Plan (the “Plan”);

WHEREAS, Section 14.1 of the Plan authorizes PNC to amend the Plan; and

WHEREAS, PNC wishes to amend the Plan to (i) restrict the deferral elections of participants who are participants in The PNC Financial Services Group, Inc. Supplemental Incentive Savings Plan, (ii) provide that participants may elect installment payments under the Plan, and (iii) clarify certain provisions of the Plan.

NOW THEREFORE, IT IS RESOLVED, that the Plan is hereby amended in the following respects.

1. Effective January 1, 2008, Section 3.3 of the Plan is amended in its entirety to read as follows:

“3.3.	Employee Elective Contributions

An Eligible Employee may elect, by filing an Elective Contribution Agreement in accordance with procedures established by the Plan Manager, to contribute to the Plan an amount equal to any whole number percentage between one and 20 percent of the Eligible Employee’s Compensation per pay period. Employee Elective Contributions shall be collected by the Employer through deductions each pay period from the Participant’s Compensation and paid by the Employer to the Trust in accordance with applicable law.

A Participant may elect to change or discontinue future Employee Elective Contributions. The Participant must make such election at the time and in the manner designated in accordance with guidelines established by the Administrative Committee. An election shall be effective on the next pay date; provided, that the election is made at least nine days before the pay date. A Participant who discontinues Employee Elective Contributions may resume Employee Elective Contributions by completing and filing a new Elective Contribution Agreement. Effective January 1, 2008, a Participant who has elected to make deferrals for a particular year under The PNC Financial Services Group, Inc. Supplemental Incentive Savings Plan will not be permitted to change his deferral election percentage under the Plan for such year after the start of the corresponding Plan Year.

An election to make pre-tax contributions under the ISP made by a Participant whose ISP account balance is transferred to this Plan also will be transferred to and be effective under this Plan.”

2. Effective January 1, 2007, Section 8.4 is amended in its entirety to read as follows:

“8.4	Method of Payment

(a)	Lump Sum or Installments

If a Participant’s employment terminates for any reason other than death and the Participant’s Account balance exceeds the involuntary cashout limit described in Section 8.1, the Participant’s Account balance shall be paid, at the Participant’s election, either in a single lump sum or in periodic installments over a period not to exceed the lesser of 15 years or the life expectancy of the Participant (or the joint life expectancy of the Participant and the Participant’s Spouse, if married). If a Participant elects periodic installments, such election is irrevocable.

If a Participant’s employment terminates by reason of death or if the Participant’s Account balance does not exceed the involuntary cashout limit described in Section 8.1, the Participant’s Account balance will be paid in a single lump sum.”

(b)	Additional Rules Applicable to Installments

In the case of installments, the amount of each payment shall be determined by dividing the Participant’s then Account balance by the number of installments remaining unpaid. The Participant shall be permitted to invest the remaining Account balance pursuant to the terms of the Plan.

In the case of a Participant who receives a distribution of the Participant’s Account balance because of Disability, who elected to have the Participant’s benefits paid in installments and who then recovers from the Disability and returns to service with an Employer, any remaining installment payments will cease and the remainder of the Participant’s Account balance will be distributed in accordance with this Article VIII. In the case of a Participant who dies while receiving installments, the installments will cease upon the death of the Participant and the only permitted distribution option thereafter will be a lump sum.”

Executed and adopted by the Chief Human Resources Officer of The PNC Financial Services Group, Inc. this 14th day of December, 2007 pursuant to the authority delegated by the Corporation’s Personnel and Compensation Committee.

/s/ William E. Rosner
William E. Rosner
Senior Vice President and Chief Human Resources Officer